UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 28)
Under the Securities Exchange Act of 1934
BIOVAIL CORPORATION

(Name of Issuer)
COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)
09067K106

(CUSIP Number)

William J. Braithwaite	Marc S. Dreier
Stikeman Elliott LLP	Dreier LLP
Suite 5300, 199 Bay Street	499 Park Avenue
Toronto, Ontario M5L 1B9	New York, New York 10022
(416) 869-5500	(212) 328-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 2, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	09067K106

1	NAMES OF REPORTING PERSONS Eugene Melnyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		18,465,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,465,200

WITH	10	SHARED DISPOSITIVE POWER

		190,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,655,696

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 28 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006, Amendment No. 21 relating to the event date June 28, 2006, Amendment No. 22 relating to the event date of August 17, 2006, Amendment No. 23 relating to the event date of December 22, 2006, Amendment No. 24 relating to the event date of December 22, 2007, Amendment No. 25 relating to the event date of February 28, 2008, Amendment No. 26 relating to the event date of March 13, 2008 and Amendment No. 27 relating to the event date of May 8, 2008 (as so amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 28, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 4. PURPOSE OF THE TRANSACTION
Item 4 of the Schedule 13D is hereby amended by adding the following thereto:
     On June 2, 2008, Mr. Melnyk and EM Holdings B.V., a Netherlands company that is wholly owned by a company wholly owned by Mr. Melnyk (the “Concerned Shareholders”), filed a dissident proxy circular (the “Proxy Circular”) on SEDAR in connection with their solicitation of proxies from holders of Common Stock in support of the election at the annual meeting of holders of Common Stock to be held on June 25, 2008 of the following nominees as directors of the Company: Bruce D. Brydon, Douglas N. Deeth, Joseph J. Krivulka, Vince M. Mazza, William J. Menear, Robert A. Podruzny, Liza A. Harridyal-Sodha, Mark L. Thompson, Dr. Lorne D. Tyrrell and Laurence W. Zeifman. The Proxy Circular and related solicitation materials are available at www.sedar.com.
ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
Items 5(a)(i) and (v) of the Schedule 13D are hereby amended and restated in their entirety as follows:
     (i)  As of June 2, 2008, Mr. Melnyk beneficially owned 18,655,696 shares of Common Stock, consisting of 17,860,000 shares owned by EM Holdings B.V., 60,000 shares owned directly by Mr. Melnyk, 95,100 shares held by the Eugene Melnyk Registered Retirement Savings Plan, 190,496 shares owned by Laura Melnyk (Mr. Melnyk’s wife), and 450,100 shares that are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk. These holdings constitute in the aggregate approximately 11.6% of the shares of Common Stock outstanding. Except as described in this subparagraph (i), Mr. Melnyk does not beneficially own any shares of Common Stock.
     (v)  In the aggregate, the shares of Common Stock described in subparagraphs (i) and (iii) above constitute approximately 17.4% of the Common Stock outstanding as of June 2, 2008.
Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph after the last paragraph thereof:
     On May 29, 2008, options to acquire 150,100 shares of Common Stock (at an exercise price of $31.00 per share) granted to Mr. Melnyk pursuant to incentive plans of the Company expired in accordance with their terms. Except as otherwise described in this paragraph, Mr. Melnyk did not affect any transactions in the Common Stock in the past 60 days.
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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2008	/s/ Eugene Melnyk
Eugene Melnyk